Mail Stop 6010

October 5, 2006

Maureen B. Bellantoni
Chief Financial Officer
Integra LifeSciences Holdings Corporation
311 Enterprise Drive
Plainsboro, NJ 08536

      Re: Integra LifeSciences Holdings Corporation
                Form 10-K for the Fiscal Year Ended December 31, 2005
                Filed May 15, 2006
                File No. 000-26224

Dear Ms. Bellantoni:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant